SUB-ITEM 77Q3

DUE TO THE RESTRICTIONS IN THE FORMAT OF FORM N-SAR TO ALLOW REPORTING OF INFORMATION FOR MULTIPLE CLASSES OF SHARES, THIS EXHIBIT PROVIDES CLASS LEVEL INFORMATION FOR ITEMS 74U AND 74V.

FOR PERIOD ENDING 04/30/2004
FILE NUMBER 811-1424
SERIES NO.: 16


74U.     1.   Number of shares outstanding (000's Omitted)
              Class A Shares                  13,362
         2.   Number of shares outstanding of a second class of open-end company shares (000's Omitted)
              Class B Shares                   7,982
              Class C Shares                   3,030


74V.     1.   Net asset value per share (to nearest cent)
              Class A Shares                 $  6.37
         2.   Net asset value per share of a second class of open-end company shares (to nearest cent)
              Class B Shares                 $  6.21
              Class C Shares                 $  6.21